Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Texas Roadhouse, Inc.:

We consent to the use of our audit report dated April 26, 2004, except as to Note 16, which is as of September 20, 2004, with respect to the combined balance sheets of Texas Roadhouse Holdings LLC and entities under common control as of December 30, 2003 and December 31, 2002, and the related combined statements of income, members’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 30, 2003, incorporated by reference in the Registration Statement on Form S-8 pertaining to the Texas Roadhouse, Inc. 2004 Equity Incentive Plan.

/s/ KPMG LLP

Louisville, Kentucky
December 10, 2004